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                                     Filed by Moore Corporation Limited pursuant
                                    to Rule 425 under the Securities Act of 1933
                                Subject Company: Wallace Computer Services, Inc.
                                                   Commission File No: 001-06528


                            MOORE INVESTOR RELATIONS

                              MODERATOR: ROB BURTON
                                FEBRUARY 13, 2003
                                   9:00 AM CT


Operator:            Good morning. My name is (Mandy) and I will be your
                     conference facilitator today. At this time I would like to welcome everyone to the Moore Fourth Quarter conference call. All lines have been placed on mute to prevent any background noise.

                     After the speakers' remarks, there will be a question and answer period. If you would like to ask a question during this meeting, simply press star then the number 1 on your telephone keypad and questions will be taken in the order they are received.

                     If you would like to withdraw your question, press the star then the number 2. Thank you.

                     The host of today's call is Mr. Mark Angelson, the company's Chief Executive Office. Mr. Angelson, you may begin your conference.

Rob Burton:          Welcome to the Moore Corporation Limited Fourth Quarter
                     2002 conference call. Today's call will be hosted by Mark
                     Angelson, the company's Chief Executive Officer and members of the senior management team.


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                     Before turning over the call to Mr. Angelson, I'd like to
                     remind everyone that certain materials covered on today's call are considered forward-looking and covered under the Safe Harbor Provision of the United States Securities Litigation Reform Act of 1995. For further details regarding this provision, please reference the last page of the company's press release that was issued last night.

                     And with that I would like to turn the call over to Mr. Angelson.

Mark Angelson:       Thank you, Rob. Good morning ladies and gentlemen. I am
                     here this morning with Tom Oliva, our President and Chief
                     Operating Officer; Mark Hiltwein, our CFO; Tom Quinlan, our
                     EVP Office of the Chief Executive; (Dean Cherry), President of our Commercial Group; and Rob Burton, our SVP of Investor Relations.

                     I will make some brief remarks and then turn the microphone over to Mark Hiltwein. We will then have an extended question and answer session.

                     Moore had a fine year of operational and financial improvements in 2002. We met or exceeded our internal targets each quarter and for the full year despite adverse market conditions. Our strict financial discipline allowed us significantly to increase our operating margins, to pay down debt and to generate substantial free cash flow.

                     Our one-stop shopping sales platform and all of Moore cross selling efforts, continue to drive incremental growth. We posted impressive customer wins across all of our business units. While we still have a way to go to achieve the level of results that we as managers and shareholders expect, we are satisfied with our progress in 2002.


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                     I am encouraged particularly by the trajectory of our
                     business, especially with the outstanding job that the team has done in generating free cash flow through 2002. We continue systematically to eliminate excess and duplicative costs from our operating structure.

                     We took a hard look at each of our units to ensure that we are fully leveraging all of our resources including personnel, purchasing and technology expenditures.

                     We have embarked upon a company wide waste and manufacturing initiative that focuses like a laser beam on improving operational efficiencies. These actions results in the generation of free cash flow of nearly $40 million in the fourth quarter as compared with $21 million in the fourth quarter of 2001, an increase of more than 90%.

                     For the full year 2002 we generated in excess of $143 million of free cash flow, up $85 million over the prior year, or an increase of 143%. Our net debt position at year-end was $68.2 million as compared with approximately $100 million at the end of 2001 and approximately $125 million at the end of the third quarter of '02.

                     Stated another way, after paying nearly $60 million for the acquisition of Nielsen which was, as we promised, accretive in the first year, we still have a ratio of net debt to EBITDA of 0.34 to 1. This has allowed us to continue to invest in solutions and services that we believe position us for long-term success.

                     I am optimistic about the company's future. Our strong free cash flow and improved financial performance have afforded us the flexibility to enter into a merger agreement with Wallace Computer Systems. The Wallace merger


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                     would provide us with a world-class operating platform and would allow us more effectively to service our customers' print needs.

                     The merger would position us as the leading provider of print management solutions and will be accretive in the first year.

                     I'm sitting here with the brightest management team in the industry. We are working our tails off but we're having a great time. And with that, I give you Mark Hiltwein, our CFO.

Mark Hiltwein:       Thanks, Mark. Today I have four items to cover. First, a
                     general overview followed by a summary of the financial statements. Then I'd like to provide guidance on the first two quarters in full year of 2003 and finish with an update on our financial reporting process.

                     The fourth quarter of 2002 extends to eight straight quarters Moore's commitment to meeting and exceeding our budget and to delivering positive results to our investors. Our GAAP EPS for the quarter was $0.24.

                     After excluding an executive separation charge relating to the departure of (Bob Burton), the net recovery restructuring cost, and a reduction in the deferred tax valuation at the corporation's expected income tax rate, our normalized results were $0.20.

                     This performance exceeded our first (call) expectations of $0.17 and improved significantly over last year's normalized earnings of $0.07.

                     Our twelve-month GAAP performance reflects an increase in earnings per share of $0.68 from a normalized loss of $0.04 last year to a profit this year of $0.64. This continued strong financial performance highlights our focus on


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                     cost containment, mainly headcount reductions as a result
                     of back-office consolidation and more directed spending in the area of IT.

                     Our margins have also been impacted by our programs related to manufacturing efficiencies primarily driven by a reduction of waste and errors. In addition, through our cross selling and middle market strategies we've been able to offset a decline in our volume for our top 250 accounts in what has been a challenging economic environment.

                     For the year we have added 4,000 new customers in our forms and labels business alone.

                     With this as a backdrop, I'll provide a summary of the financial statements. The balance sheet at December 31, 2002 reflects net cash of $121.5 million versus $28.7 million at the end of 2001, and $87 million at the end of the third quarter.

                     Total debt of $189.6 million compared to the balance of $129.1 million at December 31, 2001 and $211.4 million at September 30, 2002. The increase year over year relates to the (financing) that was finalized in August as well as the acquisition earlier in the year.

                     Our net debt position at year-end was $68.2 million versus $104 million at the end of 2001 and $124.4 million at September 30, 2002. Shareholders equity increased by $61.2 million from $321.3 million at December 31, 2001, to $382.5 million at December 31, 2002.

                     Our average cost of borrowing was 6% in the fourth quarter of 2002 and 6.6% for the full year. This compared to 8.1% in the prior year quarter and 8.2% for the full year of 2001.


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                     Next I'd like to speak to the highlights of the cash flow
                     statement. The company generated net cash from operations for the quarter of $65.5 million versus $41.8 million last year, the result of stronger earnings and our focus on working capital.

                     Net use of cash from investing in the fourth quarter was $9 million versus $7.7 million in the prior year. Our cap ex for the fourth quarter was $15.3 million versus $17.3 million in the prior year.

                     Our fourth quarter free cash flow generation, excluding the executive separation charge, the net recovery of restructuring costs, and a reduction in deferred tax valuation at the corporation's expected income tax rate, was $39.5 million, compared to $20.8 million in the fourth quarter of 2001, an increase of $18.7 million or 90%.

                     For the full year the company generated net cash from operations of $158.4 million versus $137.1 million last year. The net use of cash from investing for the full year was $92.5 million versus $21.9 million in the prior year.

                     The difference year over year was our acquisition of Neilsen in January 2002 and our divestiture of Phoenix in November of 2001. Our cap ex for the full year was $36.3 million versus $45.4 million in the prior year. Our full year free cash flow generation, excluding the other special charges, was $143.9 million compared to $59.3 million for the full year of 2001, an increase of $84.6 million or 143%.

                     In regards to the quarterly income statements, the corporation recorded three items which we have taken out of our results to provide a more meaningful


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                     comparison. The first is an executive separation charge
                     which resulted in a $9.2 million charge to SG&A.

                     The second item is the net recovery restructuring cost of $850,000.00. The third is the reduction in deferred tax valuation at the corporation's expected income tax rate. The adjustment to the income tax expense line was $14 million. For the quarter discussions, the three items above have been excluded.

                     I will now provide a summary of the income statement. Our fourth quarter revenue of $522 million reflects a revenue decrease of $50.2 million over last year. This decrease is driven by a $15.6 million decline related to the divestiture of non-core businesses, mainly Phoenix.

                     A $28 million reduction as a result of the company's decision to exit unprofitable accounts and product lines in an effort to upgrade the profitability of our revenues. An $8.5 million reduction attributable to the devaluation of foreign currency, offset by a $30 million increase due to our two acquisitions.

                     After taking into account these items, the company had organic growth of approximately 1.5% for the quarter.

                     Gross margins improved from 31.8% in the fourth quarter of last year to 32.3% this year. For the fourth quarter, SG&A as a percentage of sales decreased from 24.4% last year to 21% this year. Our normalized income from operations increased $15.3 million in the fourth quarter of 2001 to $37.8 million this quarter.


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                     The main reason is the continued cost containment
                     initiatives including back-office consolidation and a reduction in IT costs as well as a critical focus on discretionary spending.

                     Depreciation and amortization decreased $3.4 million to $21.2 million for the fourth quarter. The decrease is due to write-offs of goodwill and capitalized software in 2001 as well as the affect of the change of accounting regarding goodwill amortization.

                     Interest expense decreased $2.3 million year over year resulting from the conversion of the $70.5 million debenture, the paid-out of the $100 million private (placement) bonds and a lower cost of borrowing.

                     Our normalized earnings for the fourth quarter increase of $6.5 million in 2001 to $22.3 million in 2002. Our net earnings as a percentage of sales increased from 1.2% to 4.3%. Normalized EBITDA for the quarter was $58.9 million compared to $39.9 million in the prior year, representing a 47.6% increase.

                     EBITDA margins improved to 11.3% from 7.4% in 2001. As indicated earlier, our normalized EPS for the quarter increased from $0.07 to $0.20. The EPS calculation is based on 114 million shares for 2002 versus 110.9 million in 2001.

                     For the twelve-month period, revenue declined $116.5 million to $2.04 billion versus the same period last year. This 5.4% decreased is attributable to $110.7 million decline due to the divestiture of non-core businesses; $103.5 million impact as a result of the company's decision to exit certain unprofitable accounts; $28.3 million decrease resulting from the devaluation of certain


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                     foreign currencies; offset by $102.1 million increase as a result of our two acquisitions.

                     Taking into account all of these items, the corporation had organic growth for the twelve-month of just under 1%.

                     Gross profit margins improved from 27.9% for the full year of 2001 to 31.8% this year. Our full-year SG&A as a percentage of sales decreased from 24.6% last year to 22.6% this year. Operating income for the twelve-month increased to $102.5 million versus the prior year of $32.3 million, an increase of $70.2 million, or 217%.

                     Operating margins increased year to date from 1.5% last year to 5% this year. This increase is a result of our focus on the core business including improvements made in leveraging our purchasing power, improved manufacturing indicators as well as the impact of the more than 4,000 position eliminations and a reduction in IT and discretionary costs.

                     For the twelve months ended December 31, 2002, net earnings increased $76.9 million from a net loss last year of $3.6 million to a profit of $73.3 million this year. EBITDA for the twelve months ended December 31, 2002, increased 35.2% to $189.3 million in 2002 compared to $140 million in the prior year.

                     Taking out the charge for separation and restructuring income, EBITDA was $197.7 million. EBITDA margins increased from 6.5% to 9.7% for the twelve-month period. Earnings per share increased from a normalized loss of $0.04 to a GAAP earnings per share of $0.64.

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Next I'd like to provide guidance for the first two quarters as well as a full-year EPS number prior to the proposed combination. Our first quarter EPS budget is $0.18. This compares to a first quarter EPS number last year of $0.11, an improvement of $0.07, or 64%.

The second quarter is traditionally the weakest quarter in the printing industry. With this in mind our second quarter EPS budget is $0.16. This compares to a second-quarter EPS number last year of $0.13.

Full-year estimates, excluding the impact of acquisitions, are as follows: EPS prior to the combination of $0.81. Organic growth is projected to be flat to up 2% despite what is expected to be a very difficult environment. Continued improvements in cost of goods sold and SG&A trends. EBITDA in the range of $225 million to $240 million.

As has been discussed in our past, our goal is to reduce our SG&A to less than 20% of sales and to increase our EBIT margins to 10%. As we progress through the year we will continue to provide guidance where appropriate.

As we discussed in our last conference call, we are accelerating our external financial filings with the SEC. This timeframe is a full year ahead of what is required by the regulatory agency.

In keeping with the promise made to our investors, we will be filing the 10-K by the end of business today. This streamlined financial reporting process has enabled management to have information as soon as the month and quarter's end and allows us to focus our attention on making our numbers for the current period.

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                    As I did last quarter, I want to commend the efforts and
                    results that our finance group has delivered. That completes the financial presentation. I'd like to return the call to Mark Angelson.

Mark Angelson:      Thank you, Mark. With that operator, would you please open it up for Q&A?

Operator:           At this time I would like to remind everyone if you would
                    like to ask a question press star then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.

                    Your first question comes from (Douglas Arthur) with Morgan Stanley.

(Craig Huber):      Morning. Actually it's (Craig Huber). Three questions.
                    First, would you mind just quantifying for us contract wins over the last say six months? And then I have two follow-ups. Thanks.

Tom Oliva:          Hi, (Craig), this is Tom. In the last two quarters we've had contract wins in excess of $50 million. Those are our large contracts. We've also had a great success in the middle market. As Mark talked earlier in the financial reporting, we generated 4,000 brand new customers to Moore and we look to have annualized spend with those 4,000 new customers along with migrating them to our cross sell platform.

                    So the combination of large customers and middle market has really helped us offset some lower spends in this economic climate.

(Craig Huber):      And then secondly, could you, if you would please, just
                    break down the organic revenue by segment, particularly breaking apart labels and forms - what their organic revenue growth was in the quarter - and then also maybe with outsourcing commercial wise?

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Mark Hiltwein:      (Craig), you know, as I mentioned in the presentation, the
                    10-K is going to be coming out, you know, sometime later this afternoon so I'd rather just, you know, wait for that to come out so everybody can take a look at that at the same time.

(Craig Huber):      Okay, then I guess just thirdly, on Wallace. I assume it's still your expectation when this hopefully closes in the coming months that, Mark, you believe it's going to be accretive to earnings from day one. Is that still your thought?

Mark Angelson:      Yes, accretive to earnings in the first year and we are
                    comfortable with that.

(Craig Huber):      Thank you.

Operator:           Your next question comes from (Tim Newington) with Goldman
                    Sachs.

(Tim Newington):    Great, thanks very much. Good morning. Just a couple of
                    questions here. Just - could you give us what the working capital changed in the fourth quarter? And also any updates with respecting timing for closing of the deal.

                    And just finally on the new contracts, the last quarter you talked about, you know, $50 million in new contracts around the timing of the release. I mean has there been incremental contract wins during the fourth quarter or I mean are - I mean, you know, are you still at that same $50 million?

Mark Angelson:      We're going to take your questions out of order. I'm going to take the first one on the timing of the closing of the deal. We have made great progress in terms of our documentation. The S-4 will be filed shortly and we are progressing nicely with the other approvals and the financing process. And we continue to

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                    be comfortable with the original timing that we suggested in the conference call immediately after the announcements.

                    I'm going to flip you over to Mark for part one of the question and then we'll go to Tom for part three.

Mark Hiltwein:      (Tim), we had a source of cash for the quarter of $14.2
                    million. That was mainly driven by, you know, better focus on our DPLs and, you know, for the full year we had a source of about $15.7 million.

(Tim Newington):    Great, thanks.

Tom Oliva:          And then on the incremental, we've probably had between $10 million and $15 million incremental large contracts that we secured or renewed in the fourth quarter, above the $50 million.

(Tim Newington):    Excellent. Thank you.

Operator:           Your next question comes from (Charles Strauser) with CJS
                    Securities.

(Charles Strauser): Good morning, gentlemen. Very nice quarter this quarter.

Mark Angelson:      Thank you, Charlie.

(Charles Strauser): Just a couple quick questions for you. Can we talk a little bit? Now that you've had a little time to work with the folks from Wallace and talk to some of their customers and your customers, what's been the initial reaction so far to the merger?

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Mark Angelson:      You know, this is - these are early days. The initial
                    reaction has been, you know, virtually unanimous applause. People are getting the story that we can do more for them, that we can provide even better products and services than we do today with the combination. It, you know, we haven't had any standing ovations because it's not time for that yet, but, you know, so far, so good.

(Charles Strauser): Have you heard anything in terms of competitive pressures in the near term competitors' kind of...

Mark Angelson:      Charlie, I'm sorry. I'm not hearing you. Could you get
                    closer to the speaker please?

(Charles Strauser): How about that? Is that better?

Mark Angelson:      A little.

(Charles Strauser): Can you talk a little bit, too? Are you seeing and competitive pressure increasing, you know, competitors trying to go after some of these customers who might say, "Well, there's a lot of...?"

Mark Angelson:      Look, every time, you know, there's a merger like this, you know, all of the competitors - and there are lots of them, you know - are at the doors of the customers. You know, we bank a little leakage into our model. The fact of the matter is that, you know, we are highly competent. That both sides have customer relationships and quality people. And that we have products and services to deliver that are superior so that there's going to be nothing material there.

(Charles Strauser): Okay. Can you talk a little bit too about the timing of your related offerings for the merger in terms of your debt offerings and stuff? Are you just going to like hit the road shortly with that or is that something you wanted to just wait until filings are done and...?

Mark Angelson:        You know, we will be, you know, we will be talking about
                      that shortly. We are working closely with our friends at Salomon Smith Barney and Deutsche Bank and Morgan
                      Stanley to get that done.

                      It's on track but, you know, we don't yet have a date to announce for a road show. You know, we're watching the markets; we're doing the work. Early days - we'll have a lot more to say about that in the not-too-distant future.

(Charles Strauser):   Great. Maybe this is a question for Dean, but then can
                      you talk a little bit more about the commercial side?
                      What you're seeing there? What you think the plan is going to be kind of post-merger for that business?

(Dean Cherry):        Sure, Charlie. We had the opportunity to meet with the
                      group on Monday and Tuesday of this week. We're obviously laying our plans out. We're going to hit the road on Monday visiting all the facilities. Myself and a couple members of our team. So we'll get more information as we get out there over the next several weeks.

                      But I'll tell you, as many deals as we've done over the past, from what I've met with the individuals and what I've seen within our analysis, there really is the most compelling opportunity in putting these two businesses together that really I've seen in my career.

                      So we're excited about getting out there and hitting the road. We've made introductions with most of the senior management and as I say, it's a very close working relationship with the team.

Mark Angelson:        Let me just add that I mentioned earlier that the
                      Nielsen acquisition was accretive in year one. There are a lot of people who should get applauded for that but the main one is Dean. Thank you, Dean.

(Charles Strauser):   And Dean, you've obviously had the ink in your blood for
                      a long time and you've seen a number of commercial plants over the years. You know, how do Wallace's plants stack up now that you've had a chance of kick the tires a little bit?

(Dean Cherry):        Well, again, until I get into the facilities, we've seen
                      a very high level. I think their - the geographic location of the commercial facilities are outstanding.
                      The names, the reputations - most of the facilities have a great reputation in the marketplace. So just high level. I think they have an outstanding commercial group. We just need to find a way to integrate it into our operations and we've been successful in doing that in the past.

(Charles Strauser):   Anything that kind of jumps - that you see jumping off
                      the page in terms of additional cap ex needs to upgrade plants or presses or anything of the such?

Mark Angelson:        Let me handle that one. Again, you know, these are early
                      days but, you know, we're not doing this combination, you know, because we're planning on, you know, finding an extra need for $300 million in capital or anything like that. Quite to the contrary.

(Charles Strauser):   (Unintelligible). Congratulations.

Mark Angelson:        Thanks, Charlie.

Operator:             Your next question comes from (David Jeffrey) with
                      Paradigm Capital.
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(David Jeffrey):      Good morning, gentlemen. You guys had some pretty good
                      gross margins. I wonder maybe Tom, if you can comment on what the secret to getting those strong gross margins were and how you expect to play out over the course of next year or so?

Tom Oliva:            Well, we continue to focus on leveraging the back
                      office. We have a lot of initiatives on waste, run speeds and errors. And then we also try to migrate our customers and sell them a broader portfolio which lends itself to have higher margins. So it's a combination of two.

                      We've also, with our focus in the middle markets, we've been able to - with the costs we've taken out - to be competitive so we've been able to garner market share.

                      We also find that the middle market generates higher margins than the Fortune 1000 so, you know, and a lot of the business the degradation in revenue that we found evident with the large customers we've been able to offset with higher margins in the middle market.

(David Jeffrey):      Do you have any targets for that gross margin number.
                      You said your SG&A is targeted at less than 20%. Where are those targets and how are the costs of your raw materials impacting those gross margins over the next year?

Mark Hiltwein:        Well, as I mentioned in the presentation, (David), you
                      know, our goal is to get to a 10% operating margin. You know, we still have a ways to go but we, you know, we are into our second hundred million dollars of cost savings and had, you know, identified that and for the most part we've executed on that.

                      So I think that, you know, probably fourth quarter run rate of 2004 I think, you know, you'll see us getting closer to that 10%.

                      As far as raw material costs, you know, the - we had some paper price increases (talen) in the third quarter into the fourth quarter of last year but, you know, I believe the market is softening up. You know, there's not as much demand out there so, you know, I don't anticipate a significant impact from that.

(David Jeffrey):      Great. Thanks very much and congrats on a good quarter.

Mark Angelson:        Thank you.

Operator:             You have a follow-up question from (Tim Newington) with
                      Goldman Sachs.

(Tim Newington):      Great, thanks very much. Just a couple follow-up
                      questions and I'll just ask the first one and then ask the subsequent. Just wanted to get a better view from yourselves. Maybe Tom this question is for yourself. As you talk about zero to 2% organic growth, and let's just take the middle number of say 1%, I just kind of want to get your view with respect to the trade-off between what kind of volume growth you would have to have in pricing declines to hit a 1% organic growth rate?

Tom Oliva:            Well, we continue to see price pressures in the
                      marketplace. And to offset that you do it one of two ways. One, you sell more to this middle market and the other is we continue with the operational efficiencies.
                      The focus is that we - the plants and the manufacturing platforms have to overcome the price erosion inherent in this business.

                      We also have been very successful in selling more to our customers which reduces your overall SG&A per account. And this platform that we'll inherit with the Wallace acquisition will really lend itself to a more national scope and enable us to sell commercial printing. So as we wrap ourselves around these customers we find the margins going up and our costs going down.

(Tim Newington):      Right, but just at the very top level, I mean, you know,
                      the volumes need to go up, you know, 3% to 4% this year to get a 1% revenue growth given the pricing declines in the market at the current time.

Mark Hiltwein:        You know, it may even be a little more than that, (Tim),
                      you know, because we layer into our budgets every year price erosion.

(Tim Newington):      Right.

Mark Hiltwein:        And, you know, this is difficult economic environment.
                      It's a difficult market to be in. There's 35,000 printing companies out there and there's a lot of competition. You know, I think when you strip away, you know, the $1.2 billion forms and labels business you've got some very good companies in there that we've talked about over the last year as far as the labels, the print fulfillment and the sourcing and supply.

                      So, you know, by - as Tom had mentioned - by penetrating our customers we can drive incremental volume. But, you know, I do think the volumes are probably going to be higher than 2% to 3% though because we will lose some on price erosion.

(Tim Newington):      Okay. And just two more specific questions on the
                      numbers. Just from a D&A perspective, you know, you did $87 million in D&A in 2002. Do you expect that to be north of $90 million in 2003?

Mark Hiltwein:        Yeah, we do. We've spent this year - and we've talked
                      about this in the past too on conference calls - our order to cash program which is really just a way for us to reduce the cycle times from the point that we receive customer purchase orders to the time that we receive cash in our lock boxes.

                      We've spent a fair amount of money on technology this year and that's amortized over a shorter period of time. So, yeah, we're expecting a D&A number into the mid-90s next year.

(Tim Newington):      Okay. And just on tax rates. Thirty percent a reasonable
                      number to use for 2003?

Mark Hiltwein:        It's probably, you know, going to be closer to - prior
                      to the combination, the proposed combination - it's going to be about 28.5%. And that's, you know, that's about all I want to talk to as far as that goes. The
                      28.5% I think is a good number to use.

(Tim Newington):      Great. Thanks very much.

Mark Hiltwein:        Okay.

Operator:             You have a follow-up question from the line of (Douglas
                      Arthur) and (Craig Huber) with Morgan Stanley.

(Craig Huber):        Thank you. Could you speak a little bit about your IT
                      costs in the last - I remember when you guys came into Moore Corp about two years ago I think the run rate was roughly $200 million a year on IT costs. I believe you guys have at least cut that in half now. Can you confirm that if you would please?

                      And then secondly can you talk about those similar numbers, what you think you could do with the combination of the two companies?

Mark Angelson:        I'm going to kick that over to Tom Quinlan whose group
                      was responsible for those cuts that you're speculating about.

Tom Quinlan:          Thanks, Mark. Exactly right. When we came on board we
                      were about 10% of revenue in fiscal 2000. As we finished up 2002 here we're probably roughly - we've cut that in half to a little bit more than 5%. We know we've got some work to do. We know some of our competitors are in the neighborhood of 3%, 3.5%. And that's a goal of ours to have.

                      (Bob Sell) has done a tremendous job for us in getting what I'll call redundancies out of our business from the standpoint of inefficient processes and continues to look at that every day. And we've got a goal this year as well to go ahead and continue to reduce costs to get down to that, you know, 3%, 3.5% of sales.

                      Are we going to get there this year? We're striving for it. It's an aggressive goal but with (Bob) and his team we're hoping that we make some major progress there.

(Craig Huber):        Can you speak at all about your IT systems versus
                      Wallace's. Whose may be superior in the different areas or you're maybe not willing to do that right now?

Tom Quinlan:          We can talk to a little bit there. I mean we each have
                      great systems that we each work with every day. And as we go through and evaluate as Dean and Tom talked about, the evaluation process of the two organizations, we're also doing that on the IT side with the people over at Wallace. And going through what they have compared to what we have.

                      And seeing where some processes are better and some processes need improvement. So in the evaluation that you see that's going to go on with plants, you'll also see evaluation going on on the IT side at the same time.

Tom Oliva:            That's one of the great things we see about the
                      combination, (Craig), is the fact that we're going down parallel paths here. And we believe that, as we've talked about in the past as far as capital avoidance, we hope that there's going to be some IT spending avoidance too as we put these two organizations together.

(Craig Huber):        And then lastly, where do you think Wallace's IT spending
                      is right now on a run rate basis?

Tom Quinlan:          When we look at their numbers and obviously, you know,
                      what we see out there, they're probably more in the line of the 3%, 3.5% of revenue.

Mark Angelson:        It's a question that you might better ask on a Wallace
                      shareholders' call.

(Craig Huber):        Okay. Very good, thanks.

Operator:             Your next question comes from (Larry Eisner) with UBS
                      Warburg.

(Larry Eisner):       All right. Just two quick questions. How much are you
                      looking to raise in the debt markets and what type of debt are you issuing?

Mark Angelson:        You know, in round numbers, north of a billion dollars.

(Larry Eisner):       Right.

Mark Angelson:        And it'll be bank and bonds and it'll be a lot more bank
                      than bonds.

(Larry Eisner):       Okay. And also, when did you file your - make your filing
                      for (Hart, Scott, Rudino) in terms of your deal that you're involved in?

Mark Angelson:        The twenty-ninth of January.

(Larry Eisner):       Thank you.

Mark Angelson:        You're welcome.

Operator:             You have a follow-up question from (Charles Strauser) with
                      CJS Securities.

Mark Angelson:        Hey, Charlie.

(Charles Strauser):   Hi guys. Just two quick housekeeping questions. The
                      investment in other income line and minority interest lines - just talk a little bit about the citation in those three models of that.

Mark Hiltwein:        For next year, I mean, we're looking at, you know, a
                      number in the investment and other income line of I don't know about $2.5 million and on the minority interest line it's, you know, it's probably a little north of $0.5 million.

(Charles Strauser):   Actually that's a positive gain of about $2.5 million in
                      investment and other income or an expense again?

Mark Hiltwein:        That's expense.

(Charles Strauser):   That's expense. Got it. Great, thank you.

Mark Hiltwein:        Okay.

Operator:             Your next question comes from (Diana Draykin) with
                      (Garshill) Capital.

(Diana Draykin:       Hi, I just - two of my questions actually have been
                      answered. Just one follow-up on Wallace. Was Competition of Canada filed yet?

Mark Angelson:        Could you repeat the question please?

(Diana Draykin):      Did you file for Competition of Canada yet and if you
                      have, when was that?

Mark Angelson:        To defense of my knowledge - and don't hold me to this,
                      I'm not a Canadian lawyer - there's no filing required.

(Diana Draykin):      No filing. Okay.

Mark Angelson:        Now that's not to say that for sure there's no filing
                      required. I mean we didn't file it. But I'm not aware of it.

(Diana Draykin):      Thanks.

Operator:             Your next question comes from (Brett Pakowski) with
                      (Titemon).

(Brett Pakowski):     Yeah, hi. I joined the call late so I apologize if this
                      was already asked but could you go over the - are you at all concerned about the anti-trust this time around? And what do you see as, you know, your market shares and why don't you think, you know, you'll get a second request?

Mark Angelson:        You know, we haven't said that we're not going to get a
                      second request. I am hopeful that we're not going to get a second request but the regulators are going to do what they're going to do. You know, there are lots and lots and lots of competitors out there.

                      Mark mentioned earlier, you know, the number of tens of thousands of people in the printing industry and even when you narrow it down to the market segments that we're in there's plenty of competition out there.

                      There was a question earlier about, you know, whether this was going to be potential good news for some of our competitors and the answer is, you know, the answer is yes for that. We do not see competitive issues here. We have been advised by what we regard as the finest anti-trust advisors in America that there are no issues here.

                      You know, I would call your attention to a 1995 lawsuit styled something like Moore against Wallace or Wallace against Moore in which, you know, a Delaware judge held that there were no anti-trust issues in the then combination between these two companies.

                      There's also the case of (R.R. Domley) and (Meredith Burdick) in which it was held that the, you know, the printing industry is the relevant market here. So we're just - either we're obviously being very careful. We're being careful to, you know, not to engage in any gun-jumping activities.

                      You know, we're just exchanging information at this point in time. We're waiting word from the regulators but we have absolutely no reason to believe that there will be any anti-trust issues.

(Brett Pakowski):     Fine, and just one other quick question. What are the
                      pro forma coverage ratios of the combined company -
                      EBITDA over interest expense - ballpark?

Mark Hiltwein:        You mean today or at the time of...?

(Brett Pakowski):     Pro forma, what are you expecting?

Mark Hiltwein:        About 2.5 to 2.7 debt to EBITDA.

(Brett Pakowski):     Okay, and then what about EBITDA to interest expense?

Mark Hiltwein:        Five and one-half times.

(Brett Pakowski):     Okay, so you see very little if any financing risk with
                      this transaction?

Mark Angelson:        We are confident that the financing is in place and that
                      it will close in due course.

(Brett Pakowski):     Okay, thank you.

Operator:             Your next question comes from (Nick Graziano) with March
                      Partners.

(Nick Graziano):      Hi, I just wanted to ask - you're going to - you said
                      you're going to raise about $1 billion between the bank and the bonds...

Mark Angelson:        (Can) we say maybe more?

(Nick Graziano):      Possibly more. And that's significantly in excess of
                      what you need to close the Wallace transaction as I look at the numbers. So I was just wondering what the extra capital is going to be used for.

Mark Angelson:        We, you know, what we would be doing with that money is
                      we would be refinancing the entire balance sheet, right?
                      So we're, you know, we're not - if you're asking us if we're building in, you know, $350 million of dry powder to go out and do our next acquisition, the answer to that is no.

                      The next acquisition is going to come from the very substantial generation of free cash flow from this business.

(Nick Graziano):      Okay. It would still seem to me that if it's north of $1
                      billion, that's still in excess of the equity purchase plus the refinancing of any debt plus, you know, you don't have much net debt.

Tom Quinlan:          And, (Nick), Tom Quinlan here. As you look at it though,
                      you know, there will be a normal - for a $3.6 billion company - you're going to have a normal working capital line even though we obviously generate - we feel that we can generate sufficient amount of cash. So I think that's maybe where the disconnect might exist in what you're going ahead and looking at.

(Nick Graziano):      Okay.

Mark Angelson:        And what I said, you know, refinancing the whole balance
                      sheet of both companies, there will be some debt that's in place that stays.

(Nick Graziano):      Right. Okay.

Operator:             As a reminder, at this time if you would like to ask a
                      question please press star then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.

Mark Angelson:        One of the neat things about having a quarter like this
                      is that you can actually sit here and run out of questions for which we thank you very much. Rob, how we doing?

Rob Burton:           We have time...

Mark Angelson:        All right. We'll take one more.

Operator:             At this time, sir, (Gordon Kravling) with (Greyhill)
                      Capital.

(Gordon Kravling):    Yes, good morning. I had a couple of questions. First of
                      all, Mark, if you could just walk through in the quarter
                      I didn't hear just sort of how the general segments did
                      - forms, labels, outsourcing. Just general revenue trends.

                      And then secondly, can you just walk through the separation costs here? You know, my understanding is Mr. (Burton) left due to some personal reasons and I'm not quite sure why there would be, you know, large separation costs associated if it was his decision to leave.

Mark Angelson:        I'm going to take the second half of that question. And
                      Mark - the first half of the question's already been answered - but Mark will answer it again if you'd like.

                      That $9.2 million is payment that we made to (Robert G. Burton). When a guy like that leaves, you know, you do the right thing. That was a completely ordinary course payment. When his predecessor left in December of 2002, our predecessors paid him $26 million. We intentionally disclosed this $9.2 million payment to shine a flashlight on the whole thing. There's no more news coming from this subject.

                      And, you know, we're not ashamed of it. Quite to the contrary, you know, we are pleased with the way (Bob's) entire association with this thing went and we're pleased with the way that it was handled by everybody on the way out and I'll turn it over to Mark for the first half of your question.

Mark Hiltwein:        Right, I don't know if you - we're actually - we're
                      going to be filing the 10-K this afternoon. But I'll give you just some highlights as far as the operating units go.

                      I mean, we - we're happy with the performance for the quarter of each one of the units. They all attained budget. They've all increased their operating margins year over year.

                      We talked about, you know, 1.5% organic growth across all of the units and one of things that we've talked about in prior calls is the fact that in our outsourcing unit we've had some significant fall-off in the prepaid phone card business. And that continued in the fourth quarter.

                      But, you know, overall, we are happy with the performance of every single one of our units. Again, increased margins year over year.

Mark Angelson:        Mark, when do we anniversary that prepaid situation?

Mark Hiltwein:        You know, I think that we're probably at a good base
                      number now. I mean, we had, you know, pretty significant fall-up last year, probably in the tune of about $25 million for that business. So I think that moving forward, you know, you'll see this year sort of like a baseline for us.

(Gordon Kravling):    Great, thanks, and congrats on a very good quarter.

Mark Angelson:        All right. Thank you very much. It's nice to run out of
                      questions. We're going to wrap it up for today. You will be seeing public filings from us shortly. The 10-K today, the S-4 very shortly. We'll be mailing the proxy for our annual shareholders meeting in March and, you know, we'll have other press releases from time to time as we get further into this process.

                      We are very grateful for your support and for your time this morning and I thank you all very much.

Operator:             This concludes today's Moore Fourth Quarter conference
                      call. You may now disconnect.


                                       END

FURTHER INFORMATION

THIS COMMUNICATION IS NOT A SOLICITATION OF A PROXY FROM ANY SECURITY HOLDER OF WALLACE COMPUTER SERVICES, INC. MOORE CORPORATION LIMITED AND WALLACE COMPUTER SERVICES, INC. WILL BE FILING WITH THE SECURITIES AND EXCHANGE COMMISSION A PROXY STATEMENT/PROSPECTUS TO BE MAILED TO WALLACE COMPUTER SERVICES SECURITY HOLDERS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PLANNED MERGER OF WALLACE COMPUTER SERVICES INTO A SUBSIDIARY OF MOORE CORPORATION. WE URGE INVESTORS IN
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